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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46845

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARVEST CAPITAL LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 SILAS DEANE HIGHWAY, SUITE 300
(No. and Street)

WETHERSFIELD (City) CONNECTICUT (State) 06109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RALPH GIANSANTI (860) 257-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FILOMENO & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

80 SOUTH MAIN STREET (Address) WEST HARTFORD (City) CONNECTICUT (State) 06107 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___RALPH GIANSANTI____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____HARVEST CAPITAL LLC____, as of __DECEMBER 31______________________________, 2008____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

__CHIEF EXECUTIVE OFFICER__________
Title

Notary Public my comm exp 5/31/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT

To the Members
HARVEST CAPITAL, LLC

We have audited the accompanying statements of financial condition of **HARVEST CAPITAL, LLC** as of **December 31, 2008** and **2007** and the related statements of operations and members' (deficit) capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 26, 2009

STATEMENTS OF FINANCIAL CONDITION

HARVEST CAPITAL, LLC

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 136,323	$ 57,405
Accounts receivable	358,929	471,940
Prepaid expenses	6,646	7,134
Total current assets	**$ 501,898**	**$ 536,479**
PROPERTY AND EQUIPMENT, AT COST	$ 52,015	$ 52,015
Less: accumulated depreciation	(39,844)	(32,836)
Net property and equipment	**$ 12,171**	**$ 19,179**
TOTAL ASSETS	**$ 514,069**	**$ 555,658**
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 393,530	$ 413,402
Capital lease current	3,598	3,330
Accrued expenses	283,980	24,476
Total current liabilities	**$ 681,108**	**$ 441,208**
LONG-TERM DEBT		
Capital lease noncurrent	$ 3,354	$ 6,927
Total long-term debt	**$ 3,354**	**$ 6,927**
MEMBERS' (DEFICIT) CAPITAL		
Total members' (deficit) capital, *page 3*	**$ (170,393)**	**$ 107,523**
TOTAL LIABILITIES AND MEMBERS' (DEFICIT) CAPITAL	**$ 514,069**	**$ 555,658**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS AND MEMBERS' (DEFICIT) CAPITAL

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007	
	AMOUNT	PERCENT	AMOUNT	PERCENT
REVENUES	$ 5,142,154	100.0 %	$ 6,097,404	100.0 %
EXPENSES				
Commissions	$ 4,389,760	85.4 %	$ 5,264,537	86.3 %
Legal settlements	287,500	5.6 %	---	-- %
Payroll	275,913	5.4 %	269,252	4.4 %
Consultants	99,307	1.9 %	107,766	1.8 %
Insurance	61,652	1.2 %	53,576	0.9 %
Regulatory fees	55,773	1.1 %	79,230	1.3 %
Promotion	49,947	1.0 %	45,559	0.7 %
Rent expense	39,960	0.8 %	36,460	0.6 %
Accounting and legal fees	39,463	0.8 %	101,336	1.7 %
Office expenses	38,167	0.7 %	38,642	0.6 %
Pershing fees	28,798	0.6 %	25,425	0.4 %
Payroll taxes	24,515	0.5 %	23,344	0.4 %
Computer expense	23,403	0.5 %	25,204	0.4 %
Depreciation	7,007	0.1 %	8,129	0.1 %
Contributions	2,650	0.1 %	---	-- %
Miscellaneous	556	-- %	1,375	-- %
Licenses and permits	435	-- %	517	-- %
Filing fees	---	-- %	1,909	-- %
Meals and entertainment	---	-- %	800	-- %
Total expenses	$ 5,424,806	105.7 %	$ 6,083,061	99.6 %
OTHER INCOME (EXPENSE)				
Other income	$ 2,702	(0.1)%	$ ---	-- %
Interest income	2,797	(0.1)%	2,229	-- %
Interest expense	(763)	-- %	(3,751)	(0.1)%
Total other income (expense)	$ 4,736	(0.2)%	$ (1,522)	(0.1)%
NET (LOSS) INCOME	**$ (277,916)**	(5.9)%	**$ 12,821**	0.3 %
Members' capital, beginning	107,523		94,702	
Members' (deficit) capital, ending, *page 2*	**$ (170,393)**		**$ 107,523**	

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Commissions received	$ 5,255,165	$ 5,912,826
Cash paid for commissions and vendors	(5,172,943)	(5,903,288)
Net cash provided by operating activities	**$ 82,222**	**$ 9,538**
INVESTING ACTIVITIES		
Purchase of equipment	**$ - - -**	**$ (2,379)**
FINANCING ACTIVITIES		
Repayment of capital lease obligation	**$ (3,304)**	**$ (3,040)**
NET INCREASE IN CASH	**$ 78,918**	**$ 4,119**
CASH AND CASH EQUIVALENTS, beginning	57,405	53,286
CASH AND CASH EQUIVALENTS, ending	**$ 136,323**	**$ 57,405**

The accompanying notes are an intergral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Harvest Capital, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projections of trends. For the years ended December 31, 2008 and 2007, no allowance was deemed necessary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

FEDERAL AND STATE INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of **December 31, 2008**, the net deficit was **$(232,460)**, a deficiency of **$257,460** over required minimum net capital of $25,000 for National Association of Securities Dealers, Inc. This deficiency is due to an accrual booked under the provisions of Financial Accounting Standards 5, Accounting for Contingencies, for a litigation matter that became probable and estimable subsequent to the 12/31/08 year-end. See footnote 7 for additional details. As of **December 31, 2007**, the net capital was **$42,935**, an excess of **$13,060** over required minimum net capital of $29,875 for National Association of Securities Dealers, Inc.

2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company who then subleases the office space to the Company. The lease requires monthly rent of **$3,330** with various annual increases.

Various office expenses paid by a member of the Company are not reimbursed by the Company for 2008 and 2007.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at December 31, 2008 and 2007.

4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$7,007** in **2008** and **$8,129** in **2007**. Depreciation by major categories of assets is shown below.

	2008		2007	
	COST	DEPRECIATION	COST	DEPRECIATION
Computer equipment	$ 44,181	$ 6,435	$ 44,181	$ 7,557
Office furniture	7,834	572	7,834	572
Total	**$ 52,015**	**$ 7,007**	**$ 52,015**	**$ 8,129**

5. OBLIGATIONS UNDER CAPITAL LEASE

The Company is the lessee of office equipment under a capital lease expiring in 2010. The asset and liability under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is depreciated over the lower of its related lease terms or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for **2008** and **2007**. The capitalized cost of the office equipment is **$16,537**. Accumulated depreciation at **December 31, 2008** and **2007** was **$10,198** and **$6,890**, respectively.

Minimum future lease payments under the capital lease for each of the next two years are:

DECEMBER 31,	AMOUNT
2009	$ 4,068
2010	3,390
Total minimum lease payments	$ 7,458
Less: amount representing interest	(506)
Present Value of Net Minimum Lease Payment	**$ 6,952**

6. RECONCILIATION OF NET (LOSS) INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2008	2007
Net (loss) income, *page 3*	$ (277,916)	$ 12,821
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	$ 7,007	$ 8,129
(Increase) decrease in:		
Accounts receivable	113,011	(184,578)
Prepaid expenses	488	912
Increase (decrease) in:		
Accounts payable	(19,872)	153,851
Accrued expenses	259,504	18,403
Total adjustments	$ 360,138	$ (3,283)
Net cash provided by operating activities	$ 82,222	$ 9,538

7. CONTINGENCIES

The Company has been named as one of the defendants in several arbitration claims that allege violations of federal and state securities laws and claim substantial damages.

During 2009, the parties have entered into settlement discussions and have reached an agreement on the terms of the settlement. The settlement has yet to be executed. The terms per the settlement agreement has the Company liable for $275,000 and the Company has accrued for the liability under the provisions of Financial Accounting Standard 5, Accounting for Contingencies. Subsequent to the balance sheet date, the new members of Harvest Capital, LLC have contributed $285,000 for 2.85% of the Company to cover these litigation expenses.

The Company also incurred approximately $110,000 in attorney fees related to this settlement. An agreement was reached in 2008 between Harvest Capital, LLC, the Company's lawyer and one of its members to relieve Harvest Capital, LLC of the attorney fee obligation. Therefore, no accrual was booked for these attorney fees.

FILOMENO & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
HARVEST CAPITAL, LLC

We have audited the accompanying financial statements of **HARVEST CAPITAL, LLC** as of and for the years ended **December 31, 2008** and **2007**, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 26, 2009

SCHEDULE I - COMPUTATION OF NET (DEFICIT) CAPITAL UNDER RULE 15c3-1OF THE SECURITIES AND EXCHANGE COMMISSION

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET (DEFICIT) CAPITAL		
Total members' (deficit) capital	$ (170,393)	$ 107,523
Deduct members' capital not allowable for net capital	(62,067)	(64,588)
Total members' (deficit) capital qualified for net capital	**$ (232,460)**	**$ 42,935**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 25,000	$ 29,875
Excess net capital	$ - - -	$ 13,060
Net capital requirement	$ 25,000	$ 29,875
Net capital deficiency	$ (257,460)	$ - - -
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2008 and 2007)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS reports	$ 42,540	$ 42,935
Audit adjustment for Litigation Accrual	(275,000)	- - -
NET (DEFICIT) CAPITAL PER ABOVE	**$ (232,460)**	**$ 42,935**

See accompanying auditor's report on supplemental information.

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
HARVEST CAPITAL, LLC

In planning and performing our audits of the financial statements of **Harvest Capital, LLC** (the "Company") for the years ended **December 31, 2008** and **2007**, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

(Continued)

Because of inherent limitations in internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any one other than these specified parties.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 26, 2009